SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN announces proposal for the acquisition of Cimpor

Pursuant to the applicable legislation, Companhia Siderúrgica Nacional (“CSN”) published on this date a preliminary announcement of the launch of a public offer for the acquisition, by CSN itself or indirectly through one or more of its subsidiaries, of 100% of the 672,000,000 shares representing the capital stock of Cimpor - Cimentos de Portugal, SGPS, S.A., whose shares are traded on the Euronext Lisboa under the ticker CPR PL, for €5.75 per common share.

The acquisition of Cimpor will contribute to the formation of one the world’s largest cement producers, with an annual production capacity of 36 million tonnes of cement.

Cimpor is a Portuguese company with presence in 13 countries in 4 continents (Europe, Asia, South America and Africa). It is the national leader in Portugal, Cabo Verde and Mozambique and occupies important positions in Brazil, Egypt, China, Spain, Turkey, South Africa, Tunisia, Morocco, India and Peru. Its operations in emerging markets, with substantial growth potential, currently account for around 60% of its revenues.

Cimpor is within the top 10 world largest cement manufacturer in terms of market cap. In Brazil, it is ranked 3rd in terms of sales and 4th in production capacity, and it has consistently recorded one of the highest EBITDA margins in the sector.

In 2008, Cimpor recorded revenue of €2.1 billion, net income of €219 million and EBITDA of €586 million. Its net debt on September 30, 2009 totaled €1.8 billion.

About the offer

CSN may use part of its available cash and/or finance part or all of the acquisition with financing lines from first-tier banks.

The conclusion of the Offer will be subject to the acceptance by shareholders holding at least 50% plus one of the shares of Cimpor’s capital stock. The offer is also subject to certain conditions, including approval by the necessary regulatory and/or antitrust authorities.

Despite not having been in contact with Cimpor’s management, CSN expects to work together with the company’s management, which has ably conducted Cimpor’s business until now, in order to successfully conclude the transaction.

Regarding the acquisition, Benjamin Steinbruch, CSN’s CEO, commented: “Within CSN’s business focuses, this is one of the best diversification and internationalization opportunities we have come across in markets with enormous growth potential.”

The transaction will substantially expand and consolidate CSN’s presence in the cement segment, besides its outstanding leading position in the steel, mining and logistics segments.

The transaction will also increase CSN’s diversification in terms of products, new markets and geographical asset location, as well as reduce risks and add value to its shareholders.

About CSN

CSN is currently finalizing the implantation of its first Brazilian cement plant in Volta Redonda. Production and sales began in May 2009, with sales in the states of Rio de Janeiro, São Paulo and Minas Gerais. Cement production and sales are expected to reach around 300,000 tonnes in 2009, 1 million tonnes in 2010 and 2.5 million tonnes in 2011. CSN’s production system is fully integrated, comprising a limestone mine, clinker plant, blast-furnace slag and a cement grinding unit, giving it a substantial competitive advantage in Brazil’s Southeast region.

CSN’s steel business is among the most integrated and competitive in the world, with one of the lowest production costs and highest EBITDA margins in the global steel sector. It has a total annual production capacity of 5.6 million tonnes of crude steel and produces a wide range of high value-added products.

The Casa de Pedra mine, which contains large reserves of high-grade iron ore, in addition to ensuring self-sufficiency in this mineral for steel production, also, together with NAMISA’s mines, positions CSN as a major iron ore exporter.

It also possesses strategic logistics assets with stakes in railways and operates port terminals, which permit the integration of its various businesses.

CSN is also self-sufficient in electricity. In addition to the thermal plant installed in the Presidente Vargas Steelworks, it retains stakes in the Itá hydro plant in the state of Santa Catarina and the Igarapava hydro plant in the state of Minas Gerais.

Rio de Janeiro, December 18, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.